Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Brookdale Senior Living Inc. for the registration of common stock, preferred stock, debt securities and up to 16,300,000 shares of common stock offered by the selling security holder and to the incorporation by reference therein of our reports dated February 19, 2020, with respect to the consolidated financial statements and financial statement schedule of Brookdale Senior Living Inc., and the effectiveness of internal control over financial reporting of Brookdale Senior Living Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

August 11, 2020